July 7, 2006

By EDGAR and by fax (202) 772-9369

Mr. James Murphy

Petroleum Engineer

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.

20549-7010

Re:	Supplemental Teleconference with Mr. James Murphy on June 28, 2006, regarding the letter dated June 2, 2006 to St. Mary Land & Exploration Company
Form 10-K for the fiscal year ended December 31, 2005
Filed February 27, 2006
File No. 1-31539

Dear Mr. Murphy:

Thank you for your time and consideration of our comments from our discussion last week. This letter documents the telephone discussion we had with you on Wednesday, June 28, 2006, regarding our responses to comments number 1, 2, 5, 6, 12, 16, and 20 from our letter dated June 16, 2006. The results of our follow-up to the discussion are consistent with our initial thoughts; accordingly we have not amended our 2005 Form

10-K as the magnitude of the impact on the reserves for the items described below are not material. We have included a draft of the reserve reconciliation table that we will prospectively include in the 2006 Form 10-K, that includes the line titled Infill reserves in an existing proved field as discussed below in connection with Comment 2.

Mr. James Murphy

Securities and Exchange Commission

July 7, 2006

Comment 1. Related to comment number 1 and consistent with our telephone discussion, we confirm that the total proved undeveloped (“PUD”) reserves associated with the coalbed methane properties at Hanging Woman Basin in Montana was 1.3 BCF with a PV-10 value of $0.7 million as of December 31, 2005. As we discussed and as disclosed in the 2005 Form 10-K on page 7, the Supplemental Environmental Impact Statement ordered by the Ninth Circuit Court of Appeals is limited to Federal leases in Montana and does not extend to Wyoming. We acknowledge that we will consider the status of this supplemental EIS in preparing the year end 2006 reserves to ensure that any new reserves booked at Hanging Woman Basin have appropriate legal assurance as to the ability to drill.

Comment 2. Pertaining to comment number 2, we have reviewed the filing of the company you suggested as to the classification of reserves associated with infill wells. We agree that the FASB likely did not contemplate a situation in their definitions from paragraph 11 of SFAS No. 69 that considered a company adding new reserves within the existing aerial reservoir boundaries. As we will touch on in our supplemental response to question 5, the situation we have in Louisiana and Oklahoma does not fit precisely into any of the existing definitions of the FASB. The manner in which we had originally booked reserves in a productive field was limited to what our belief of the drainage area was for a well within the field and to the spacing constraints of the well. In other words, if the field spacing was a 640 acre area and we believed that the well drained from an 80 acre area, we booked reserves attributable to the 80 acre area. Therefore, the addition of a line item that is titled Infill reserves in an existing proved field seems to appropriately capture the essence of the addition of new reserves in an existing field. Although we have not amended our Form 10-K, note that we will include the line item Infill reserves in an existing proved field in prospective filings with the SEC.

We emphasize that although we agree that the additional disclosure will be helpful towards understanding where the reserve additions come from, legal regulations vary from state to state and accordingly, the comparability that is generally desired from public disclosure is not completely achieved in terms of the total reserves booked from one company to the next. We will expand on this concern in the next section.

Comment 5. Consistent with our discussion on June 28th, the amount of reserves and associated PV - 10 value from wells in Oklahoma and Louisiana that have been recorded as PUD reserves as of December 31, 2005, in which we do not currently have an increased density order in hand is 42.6 BCFE and $65.5 million of PV-10 value. This represents 5.4 percent of our total reserve volumes and 2.6 percent of the PV - 10 value. We included all locations where this issue existed, including the five fields previously mentioned in our response. As we discussed during the call, we do not believe that these amounts represent a material portion of our reserves.

Mr. James Murphy

Securities and Exchange Commission

July 7, 2006

As described on the phone, we continue to be concerned by an interpretation that notwithstanding the long and clear track record of regulatory approvals an order must be in hand to book proved reserves as it relates to the question of legal infill locations in Oklahoma and Louisiana from the perspective that the pure technical application of such an interpretation does not in our view represent what we believe to be optimal disclosure. Our concern stems from the lack of comparability that this answer yields; both to our peers in similar operating regions as well as comparability to our peers in other producing jurisdictions in the U.S. and abroad. We also emphasize that it was not without regard or due consideration that we made the decision to book these reserves in the first place. To the contrary, we believe we made a good faith effort and that we diligently considered the regulatory spacing issue when making the decision to book these reserves and we applied the published SEC guidance which provides for consideration of prior regulatory approval history, and which does not make any express distinction therein between international and domestic operations. We first considered this issue in 2002. At that time we discussed the issue with our independent third party reservoir engineering firm as well as with our legal counsel. At year end 2002, the issue was limited to seven well locations. The impact of the issue in 2003 and 2004 was also relatively small since most of the additions came in 2005 with the expanded development at the Elm Grove field in Louisiana and the Centrahoma field in Oklahoma. As discussed on the teleconference, we believe that the degree of certainty with which we can predict the approval for the locations requiring regulatory approval is sufficiently high to reasonably conclude that the booking of these reserves is proper.

As you will recall from our discussion, we stated that we do not attempt to bias our reserve calculations to a desired outcome. We recognize that it is not a company’s prerogative to attempt to be conservative or aggressive as to how it performs its reservoir engineering, rather, it is the Company’s responsibility to accurately report the reserves it owns using the best information it possesses and considering all the facts, both positive and negative. We point this item out only to emphasize that we did not nor do we currently consider this issue lightly and that there was a thoughtful process involving logic and well reasoned thinking that led us to our conclusion to book these reserves. Additionally, we want to emphasize the difficulty we have in reconciling what peer companies appear to be doing in booking reserves compared to how we are booking reserves.

Mr. James Murphy

Securities and Exchange Commission

July 7, 2006

We believe that our reservoir engineering is of the highest quality. For example, as we discussed previously, the publishing of the reserves as prepared by Ryder Scott and Netherland Sewell leads to a disclosure of reserves that is lower by 44 BCFE and $118 million of PV - 10 value, or approximately five percent than if we had simply engaged these firms to audit the reserves prepared by our own internal reservoir engineers. There are some other compelling bits of evidence to suggest that St. Mary's process for booking of reserves is more rigorous than many in the industry; and we believe in accordance with SEC regulations and guidance. We refer to Howard Weil’s 2005 Reserve & Finding Cost Study of the Oil & Gas Independents where St. Mary was ranked 50th out of 51 peer companies in terms of overall PUD percentage at 18 percent. The mean PUD booking was 34 percent and the median was 31 percent. We have a difficult time reconciling that these peer companies have a lower relative percentage of unproved acres and / or have less acreage, yet have booked a higher percentage of their reserves as PUD’s, since many of these companies are in similar operating regions as St. Mary.

Other factors we gave consideration to were consultation with our independent third party reservoir engineering firm, consultation with our outside legal counsel and the previously provided history of approval of these increased density applications. As part of our decision process to book these reserves we discussed the issue with the President and Chief Operating Officer of our of independent third party reservoir engineering firm, as recently as 2005, and he pointed out the SEC guidance we reprinted in our previous response as the support for his belief as to the propriety of booking proved locations domestically when infill well spacing approvals are a matter of course. Following our teleconference with you, we again reviewed the context in which the guidance is presented on the SEC’s website and we still are having difficulty with an interpretation that the guidance is limited to foreign jurisdictions or to continued recognition of permitting or contracts. We refer to the opening phrase that states “The history of issuance....” which seems to imply new permitting activities in addition to continuation of existing permitting. We believe that for purposes of estimating and reporting reserves under SEC regulations and guidance, there should be more rather than less comfort with the track record and consistency of application of the legal and regulatory framework of the applicable jurisdictions within the U.S., as opposed to those governing international operations. Said another way, we believe that it is unlikely that the rule of law in certain foreign jurisdictions is as consistently applied as it is in the U.S. and there is much more judgment to be had with regard to obtaining permitting in foreign countries.

We note that while each state in the U.S. does have clear guidelines for spacing approvals, the guidelines are quite different depending upon which state the well is located. For example, regulatory agencies in several of the Rocky Mountain states provide field-wide rules that specify well spacing for specific fields producing in their states. These field-wide spacing rules are amended as needed when geological and engineering data support a change in well spacing (e.g. down-spacing from 40 acres

Mr. James Murphy

Securities and Exchange Commission

July 7, 2006

to 20 acres per well). Notable fields in which such spacing rules have been used for down-spacing include Jonah and Pinedale in Wyoming and Mamm Creek in Colorado. Operators in such fields book large volumes of PUD reserves immediately following the issuance of a revised spacing order. In contrast to such states, Louisiana and Oklahoma do not provide a mechanism for large scale spacing changes. Infill wells in a producing spaced area require a hearing before the regulatory agency in order to receive approval for drilling, even if wide-spread infill drilling is taking place. Elm Grove Field in Louisiana and Centrahoma Field in Oklahoma are examples of such fields. For example, operators in Oklahoma seek such orders in these field areas no more than a year before a well is scheduled to be drilled, as these orders only have a life of one year. As a matter of course, these states are motivated to increase their production base. The result is that there are numerous technically justifiable PUD locations in these fields that don’t have infill spacing orders. As discussed earlier, these spacing orders are granted as a matter of course.

We believe that a sufficiently “long and clear track record” of regulatory approvals guidance is tantamount to satisfaction of the requirement that companies have a “legal right to drill” proved well locations. We further believe that the “long and clear track record” of approvals guidance should include domestic situations in which field-wide spacing rules cannot be obtained. Without such consistent treatment, proved reserve disclosures by public companies will be biased in favor of companies operating in states that provide for field-wide spacing rules. We reiterate that the history and the degree of certainty that St. Mary will receive the increased density orders on the locations it has booked as PUD’s is nearly 100 percent.

As to our confidence level regarding the issue of obtaining the increased density orders, we discussed this topic with outside legal counsel first in 2002, and the conclusion from those discussions was that given the long and consistent approval history for nearly every application filed in these states, the required application processes in these states could be considered to be essentially perfunctory.

Mr. James Murphy

Securities and Exchange Commission

July 7, 2006

We note the Staff’s reference to the Society of Petroleum Engineers (“SPE”) definition of probable reserves with respect to the treatment of incremental reserves attributable to infill drilling requiring closer statutory spacing; however, we were also somewhat surprised by the prominence to which the SPE guidelines for unproved reserves were referred in our discussion of booking proved reserves. We are under the firm belief that we meet all the conditions necessary for booking these reserves as proved locations for SEC reporting purposes under the SEC’s definition of proved reserves having considered the SEC’s published rules and guidance. We also respectfully suggest that it may be helpful to the industry as a whole and may improve comparability further among registrants, to explicitly describe any limitations or supplements to the guidance published for SEC registrants. That being said, because of our understanding of your position and in the absence of additional published guidance from the Staff, we will on a prospective basis limit the booking of new reserves to those locations where we have the down spacing order in hand as of the date of our reservoir engineering.

Comment 6. We refer to the response described above in Comment 2.

Comment 12. The requested technical production information for the producing horizontal wells has been supplementally faxed to your attention under separate cover.

Comment 16. We appreciate the Staff’s point as to the classification of new reserves attributable to a secondary recovery method being classified as Improved Recovery in the reserve reconciliation tables and will include this line item in future reconciliation tables when applicable.

Comment 20. The supplemental table below highlight the amount of reserves and PV - 10 value attributable to each strata presented. In response to our discussion, we have broken out the reserves classified as Proved Developed Non-Producing (PDN) that require additional capital to bring production on line. Using the 15 percent threshold of recompletion costs to original drilling capital, we note that only 7.2 BCFE or $28 million of PV - 10 value would be moved to the PUD category.

Reserves (MCFE)     PV – 10 (in millions of $)

Per Strata	in Aggregate	Per Strata	in Aggregate

PDN Capital as a

Percent of New
Well Cost
Greater than 25%	776.4	776.4	$2.0	$2.0
20% to 25%	4,055.1	4,831.5	18.5	20.5
15% to 20%	2,382.3	7,231.8	7.8	28.3
10% to 15%	10,991.0	18,204.8	32.8	61.1

Mr. James Murphy

Securities and Exchange Commission

July 7, 2006

One additional item we noted in the calculation of the amounts above is that we have included several PDN cases that are actually multiple interval recompletions into separate portions of the formation. Accordingly, when we analyzed the amounts for these situations and considered that these could be assessed as several PDN cases representing single interval recompletions with substantially reduced capital for each recompletion, we noted that the amount of reserves and associated PV - 10 value were reduced to 5.3 BCFE and $22.1 million of value when using the 15% threshold.

* * * * * * * * * * * * * * * * * * * * *

In connection with our responses to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your time and consideration with us on the phone last week. Should you want to discuss any of this at greater length, we are happy to make ourselves available. Please contact me at (303) 863-4334 with any further questions.

Best Regards,

David W. Honeyfield

V.P. – Chief Financial Officer, Secretary & Treasurer

cc:	Dwight Landes, Ballard Spahr Andrews & Ingersoll, LLP
Dennis Boylan, Deloitte & Touche, LLP